UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-41974

Intelligent Group Ltd

Unit 1203C, Level 12, Admiralty Centre,

Tower 1, 18 Harcourt Road,

Admiralty, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 31, 2026, Intelligent Group Ltd (the “Company”) (Nasdaq: INTJ) held an extraordinary general meeting of shareholders (the “Meeting”) at Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

At the Meeting, shareholders of the Company passed the following resolutions:

1.	Resolved as a resolution of members, that the Company’s maximum number of authorised shares be increased and a new class C ordinary shares each with a par value of US$0.0002 and five hundred (500) votes per share at a meeting of the members of the Company be created such that the Company will be authorised to issue a maximum of 10,000,000,000 shares each with a par value of US$0.0002 divided into (i) 9,800,000,000 class A ordinary shares each with a par value of US$0.0002, (ii) 190,000,000 class B ordinary shares each with a par value of US$0.0002 and (iii) 10,000,000 class C ordinary shares each with a par value of US$0.0002. (the “Increase of Authorised Share Capital and Creation of Class C Ordinary Shares”).

2.	Resolved as a resolution of members, that subject to the foregoing resolution being passed, the current memorandum and articles of association of the Company be amended and restated by the adoption of the amended and restated memorandum and articles of association, the form of which is annexed as Exhibit A to the notice of EGM, and the amended and restated memorandum and articles of association be adopted as the new memorandum and articles of association of the Company, in substitution for the current memorandum and articles of association, to set out the rights and restrictions of the newly created class C ordinary shares.(the “Adoption of Amended and Restated Memorandum and Articles of Association”).

The Company’s amended and restated memorandum and articles of association is furnished herewith as Exhibit 3.1 to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
3.1	Amended And Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intelligent Group Ltd

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director and Chairlady of the Board

Date: April 2, 2026

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